Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022 and 2021 included elsewhere in this Form 6-K.

In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in (i) “Cautionary Note Regarding Forward-Looking Statements” and Item 3.D. “Risk Factors” sections included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022 (the “Annual Report on Form 20-F”), the “Risk Factors” section of our Registration Statement on Form F-1 (File No. 333-264056), originally filed with the SEC on March 31, 2022 and as thereafter amended (the “Registration Statement”) and (iii) in our other filings with the SEC.

As used herein, “Allego,” the “Group” or the “Company” means (i) prior to the consummation of the business combination with Spartan Acquisition Corp. III, Allego Holding B.V. and (ii) following the consummation of the business combination with Spartan Acquisition Corp. III, Allego N.V.

Overview

Founded in 2013, Allego is a leading electric vehicle (“EV”) charging company in Europe and has deployed, as of June 30, 2022, over 34,000 charging ports across 18,000 public and private locations, spanning activities in 15 European countries. In 2018, Allego was acquired by Meridiam S.A.S (together with its subsidiaries and affiliates, “Meridiam”), a global long-term sustainable infrastructure developer and investor, which provided necessary capital to enable the expansion of Allego’s existing global network, services and technologies. Allego’s charging network includes fast, ultra-fast, and slow charging equipment. Allego takes a two-pronged approach to delivering charging solutions, providing an owned and operated public charging network with 100% certified renewable energy in addition to charging solutions for BtoB customers, including leading retail and auto brands.

Allego’s charging solutions business provides design, installation, operations and maintenance of chargers owned by third-parties. Allego’s chargers are open to all EV brands, with the ability to charge light vehicles, vans and e-trucks, which promotes increasing utilization rates across its locations. Allego has developed a portfolio of partnerships with strategic partners, including municipalities, more than 65 real estate owners and 16 OEMs. As additional fleets shift to EVs, Allego expects to leverage its expansive network of fast and ultra-fast chargers to service these customers, which see above average use-rates.

Allego’s proprietary suite of software, developed to help identifying and assessing locations and providing uptime optimization with payment solutions, underpins Allego’s competitive advantage. Allamo™ allows Allego to select premium charging sites to add to its network by analyzing traffic statistics and proprietary databases to forecast EV charging demand using over 100 factors, including local EV density, driving behavior and EV technology development. This allows a predictable, cutting-edge tool to optimize those locations that are best positioned for higher utilization rates.

Allego EVCloud™ is a sophisticated chargers management platform and payment tool that provides essential services to owned and third-party customers, including charging authorization and billing, smart charging and load balancing, analysis and customer support. This service offering is integral to fleet operators’ operations and enables Allego to provide insight and value to the customer, as well as to drive increased margins through third-party service contracts and operational and maintenance margins.

Allego continues to benefit from a European EV market that, according to Allego’s estimates, is nearly twice the size of the United States’ EV market, and Allego estimates that the European EV market will have a 41% CAGR from 2021 to 2025. Based on this projection, the number of EVs in Europe is expected to grow to nearly 24 million by 2025, as compared to 6 million today. The combination of a high urbanization rate and a scarcity of in-home parking means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging. As part of Allego’s expansion plans, Allego will focus on fast and ultra-fast charging locations, which maximize utilization rates, carry higher gross margins and are required by EV drivers and fleets operators.

Additionally, stringent European CO2 regulations for internal combustion engines (“ICE”) and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. With a first mover advantage, a robust pipeline of over 1,100 premium sites to be equipped with fast and ultra-fast chargers, committed by legally binding agreements, Allego believes it is well-positioned to execute its growth objectives.

Recent Developments

Merger between Allego B.V. and Spartan Acquisition Corp. III (the “Business Combination”)

On March 16, 2022, the Company consummated the Business Combination, pursuant to the terms of the Business Combination Agreement signed on July 28, 2021 and as thereafter amended, and became a publicly traded company on the New York Stock Exchange (“NYSE”). As part of the transaction Athena Pubco B.V., acquired the shares of Allego Holding B.V. and Spartan, changed its legal form from a private limited liability company to a public limited liability company (naamloze venootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V. On March 17, 2022, trading in the new public company commenced on the NYSE. The new public company, Allego N.V., trades under the Allego name under the ticker symbol “ALLG”.

Acquisition of Mega-E Charging B.V.

Following the consummation of the Business Combination, Allego partially exercised its call option right to acquire Mega-E Charging B.V. (“Mega-E”), a company whose main activity relates to operating charging points for vehicles in Europe as well as holding and financing its subsidiaries and associated entities. The call option provided Allego with potential voting rights which are considered substantive as of March 16, 2022, the date when all conditions outlined in the call option agreement were satisfied.

The Group has a long-standing pre-existing relationship with Mega-E, in which the parties have jointly entered into several EPC and O&M contracts to construct and operate charging stations across Europe. The acquisition of Mega-E brings critical access to new customers to the Group, as well as the creation of numerous operational synergies in the delivering EPC and O&M contracts to existing customers.

The Group has an option to pay €9.5 million to acquire Mega-E. The transaction has been accounted for as an acquisition of assets due to Mega-E not meeting the definition of a business under IFRS 3 (Business combinations). The outstanding consideration was recognized as a deferred consideration liability in the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022.

The assets and liabilities recognized as a result of the acquisition are as follows:

(in € million)	Fair value
Property, plant and equipment	88.7
Right-of-use assets	2.0
Lease liabilities	(2.0)
Borrowings (current)	(23.4)
Other working capital (excl. cash and cash equivalents)	1.0
Cash and cash equivalents	(0.9)
Net identifiable assets acquired	65.3
Less: non-controlling interest	(1.3)
Net assets acquired	64.0

The details on the determination of the fair value of the assets acquired are included in note 4 of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022.

Acquisition of MOMA

On March 26, 2021, Allego Holding B.V. (the “Purchaser”) entered into two option agreements, pursuant to which the Purchaser was entitled to purchase shares in the share capital of Modélisation, Mesures et Applications S.A. (“MOMA”), an unlisted software company that is a service provider for the Group’s EVCloudTM platform.

On April 26, 2022, the Purchaser exercised its first and second option rights and on June 7, 2022, the Purchaser closed two separate share and sale purchase agreements to acquire shares representing 100% of the share capital of MOMA.

The primary reason for the acquisition of MOMA is for the Group to bring the critical support and technological knowledge provided by MOMA for its EVCloudTM platform within its own operations. Additionally, the acquisition of MOMA brings access to new customers and new markets as well as high value-added technological solutions and services within the Group, to better meet the needs of its customers and new technological solutions. The financial results of MOMA have been included in the consolidated financial statements from the date of acquisition.

The following table summarizes the preliminary estimated fair values of assets acquired and liabilities assumed as of the date of acquisition.

(in € million)	Fair value
Property, plant and equipment	0.2
Right of use asset	2.2
Other financial assets (non-current)	42.0
Trade and other receivables	5.0
Cash and cash equivalents	1.3
Prepayments	0.0
Contingent liability	(0.2)
Deferred tax liabilities	(1.4)
Lease liabilities	(2.2)
Trade and other payables	(2.6)
Net identifiable assets acquired	44.3
Add: goodwill	15.7
Net assets acquired	60.0

The details on the determination of the fair value of the assets and liabilities acquired and goodwill are included in note 4 of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022.

From the acquisition date to June 30, 2022, the acquired business of MOMA contributed revenues of approximately €0.5 million and no net profit to the Group. If the acquisition had occurred on January 1, 2022, the Company’s consolidated revenues and consolidated net loss after tax for the six-month period ended June 30, 2022 would have been €53.3 million and €243.4 million, respectively.

How Allego Generates Revenue

Allego generates its revenues through the sale of charging sessions to EV drivers and by providing charging solutions to corporate customers and municipalities. Specifically, revenue is earned through the following streams:

Revenue from Charging sessions

At charging sites, Allego sells charging sessions directly to EV drivers who access Allego’s publicly available charging points. Payments from EV drivers can be processed through direct payment or tokens that are handled by Mobility Service Providers (“MSPs”) with whom the EV driver and Allego have contracts. In the latter case, Allego charges the price of the sessions on a monthly basis to the MSPs. The Allego network can be accessed by more than 250 MSPs in Europe and through e-clearings that facilitate the interoperability of the public charging networks.

Revenue from the sale of charging equipment

Allego enters into agreements with customers for the sale of charging equipment. These contracts are generally awarded based on a proposal and business case for a certain location including traffic and other activity predictions to develop public charging point networks. Allego provides comprehensive development after site selection with a targeted internal rate of return (“IRR”). If Allego’s proposal is accepted by the customer, Allego enters into a development contract, pursuant to which Allego purchases and installs charging equipment at the relevant location.

Revenue from installation services

Installation services are provided as part of the development contract described above under “Revenue from the sale of charging equipment” as well as to corporate customers where charging equipment needs to be installed.

Revenue from operation and maintenance of charging equipment

These services include the deployment of Allego’s cloud-based platform EVCloudTM to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Generally, these contracts involve a one-off development cost but generate long-term revenues.

Depending on the requirements, Allego can organize the supply of home charging and installation for specific customers as an operation and maintenance contract and provide the information flow management that such solutions require. The range of solutions offered is standardized in terms of hardware and charging points management by Allego’s platform in order to maximize synergies with its previous activity.

Revenue from consulting services

These services are provided as the result of the MOMA acquisition. Consulting services are provided as part of the R&D platform that MOMA provides, and these services consist of providing software development for customers.

Key Factors Affecting Operating Results

Allego believes its performance and future success depend on several factors that present significant opportunities but also pose risks and challenges, including those discussed below, in the section of our Annual Report on Form 20-F entitled Item 3.D. “Risk Factors” and in the section of the Registration Statement entitled “Risk Factors.”

Growth of EV adoption

Allego’s revenue growth is directly tied to the adoption and continued acceptance and usage of passengers and commercial EVs, which we believe drives the demand for charging infrastructure and charging services. Even though the EV market has grown rapidly in recent years, future growth is not guaranteed. Factors affecting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; availability of services for EVs; consumers’ perception about the convenience, speed and cost of EV charging; volatility in the price of gasoline and diesel; and the availability, cost and desirability of other alternative fuel vehicles and plug-in hybrid electric vehicles.

In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles. The uncertainty of the current geopolitical situation in Europe, including the military conflict in the Ukraine, and the volatility in oil and natural gas supply could drive this demand further. The current macroeconomic situation could also impact the supply of EVs given the sharp increase of required commodities in EV battery manufacturing such as copper and nickel. These factors may increase prices for EV cars more compared to traditional gasoline-powered vehicles.

EV driver’s usage patterns

Allego’s revenues are driven by EV drivers’ driving and charging behaviors. The EV market is still developing and current behavioral patterns may not be representative of future behaviors. Key behavioral shifts may include but are not limited to: annual vehicle miles traveled, preferences for urban, suburban or exurban locations, preferences for public or private fast charging, preferences for home or workplace charging, demand from rideshare or urban delivery services, and the emergence of autonomous vehicles, micro mobility and mobility as-a-service platforms requiring EV charging services.

Competition

The EV market has become significantly more competitive in recent years. The principal factors on which industry participants compete include charger count, locations and accessibility; location visibility, including on digital platforms; charger connectivity to EVs and ability to charge all standards; speed of charging relative to expected vehicle dwell times at the location; network reliability, scale and local density; software-enabled services offering and overall customer experience; operator brand, track record and reputation; and pricing. Existing competitors may expand their product offerings and sales strategies and new competitors can enter the market. Allego intends to maintain its market share over time relative to the overall growth of EV adoption. If Allego’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

Technology risks

The EV market is a fast-developing market which is susceptible to technology changes. Allego relies on numerous internally developed software technologies (EVCloudTM, SmoovTM and AllamoTM) to operate its network and generate earnings. The ability of Allego to continue to integrate its technology stack with technological advances in the wider EV ecosystem including EV model characteristics, charging standards, charging hardware, software and battery chemistries will determine Allego’s sustained competitiveness in offering charging services. There is a risk that some or all of the components of the EV technology ecosystem become obsolete and Allego will be required to make significant investment to continue to effectively operate its business. Allego’s management believes their business model is well-positioned to enable Allego to effectively operate and allow the business to remain competitive regardless of long-term technological shifts.

Supply and price of electricity risks

Macro-economic factors regarding the supply side of EV charging equipment could negatively influence revenues of Allego. The fast-growing demand in EV driving results in increased demand on the supply side, which may cause supply chain disruptions. If Allego experiences problems meeting the increasing demands for charging equipment due to these supply chain disruptions, its revenue growth could be negatively impacted.

Allego provides electricity directly on its own chargers. Allego needs to procure this energy from the power markets in Europe. The price of electricity is highly volatile and has direct impact on the gross margin of Allego’s charging revenue. Allego has developed an energy platform to be able to diversify its supply from different sources from utilities, suppliers, power market directly and generating renewable assets. As a result of the war in Ukraine the price of gas has increased sharply, thereby increasing the demand on the European power markets with corresponding constraints in supply. This supply and demand imbalance has recently caused record increases in the price of electricity in Europe. Despite the mitigation actions we take with electricity price increases of our charging stations and our expectations that we will secure long-term power purchase agreements with renewable power on multi-year terms, we are not hedged completely and we can be then materially impacted by the high cost of electricity.

COVID-19

The impact of COVID-19, including changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and has led to reduced economic activity. The spread of COVID-19 has created supply chain disruptions for vehicle manufacturers, suppliers and hardware manufacturers, as well as impacted the capacities of installers. Any sustained downturn in demand for EVs would harm Allego’s business despite its historical growth.

Allego has modified its business practices since the start of the COVID-19 pandemic by recommending that all non-essential personnel work from home and cancelling or reducing physical participation in sales activities, meetings, events and conferences with only on-line engagements. Allego has also implemented additional safety protocols for essential workers and implemented cost cutting measures in order to reduce its operating costs, and may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by COVID-19 or otherwise be satisfactory to government authorities. If significant portions of Allego’s workforce in the future are unable to work effectively, due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, its operations will be negatively impacted. Furthermore, if significant portions of its customers’ or potential customers’ workforces are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for EV charging sessions and services may decline.

During 2021, the Company’s results were impacted by COVID-19. During the first quarter of 2021, traffic by EV-drivers and consumed energy levels declined as a result of COVID-19 lockdown measures imposed by governments throughout Europe. As COVID-19 lockdown measures eased, traffic by EV-drivers and consumed energy levels increased. The impact on the Group’s charging revenues correlates with these trends. Charging revenue recovered throughout the remainder of the first half-year of 2021, which continued in the second half-year of 2021 and further in the first half-year 2022. The results for the six months ended June 30, 2022 have not been impacted by COVID-19 to the same extent as previous periods. As COVID-19 lockdown measures eased, traffic by EV-drivers and consumed energy levels increased. The impact on the Group’s charging revenues correlates with these trends. Charging revenue recovered throughout the first half-year of 2022 compared to their 2021 level. However, the prospects and results of operations will depend on future developments. Future developments are highly uncertain and cannot be predicted. The COVID-19 pandemic could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used for Allego’s charging stations or in providing installation or maintenance services. Even after the COVID-19 pandemic has subsided, Allego may continue to experience an adverse impact on its business as a result of its global economic impact, including any recession that has occurred or may occur in the future that will have an impact on the growth of EV usage and so in the growth of EV charging demand.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could each have a material adverse effect on the demand for Allego’s charging points network and services.

Key Performance Indicators

Allego regularly reviews a number of metrics to evaluate its business, measure its progress and make strategic decisions. EBITDA, Operational EBITDA and free cash flow, which are non-IFRS measures, are currently utilized by management and may be used by our investors and competitors to assess performance. See the section entitled “—Non-IFRS Financial Measures.”

Management also reviews utilization rates, which are defined as the number of charging sessions per charging point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole). Allego uses utilization rates to track profitability of the applicable charging point, to make comparisons to its business plan, and also to evaluate when it may want to consider adding charging poles to a given site to avoid increased wait times. Gathering information on utilization rates also enables Allego to improve its forecasting abilities in the future.

Allego believes these measures assist its investors in gaining a meaningful understanding of its performance. Because not all companies use identical calculations or definitions, Allego’s presentation of these key performance indicators, including non-IFRS measures, may not be comparable to other similarly titled measures of other companies.

Utilization Rate

The following table represents the overall utilization rate (which includes slow, fast and ultra-fast chargers) of Allego’s charging network for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,
(in € million)	2022	2021
Utilization rate	9.47%	6.03%

During the six months ended June 30, 2022, the utilization rate increased as compared to the six months ended June 30, 2021 due to an increase in the number of charging sessions on all charger types.

Key Components of Results of Operations

Revenue

Allego’s revenues are generated across various revenue streams. The majority of Allego’s revenue is generated from charging sessions on its charging points and the sale and installation of charging equipment. Charging sessions revenue includes the revenues related to charging sessions at charging equipment owned by Allego or corporate third-parties. Allego also supplies electricity to owners and drivers of electric vehicles which use a charge card issued by an MSP or credit card to pay for these services. Agreements related to the sale and installation of charging equipment are arranged via a development contract under which Allego purchases and installs charging equipment at the relevant location. In addition, Allego generates revenues from the operation and maintenance of charging equipment and lastly, Allego generates revenue from consulting services.

Cost of sales (excluding depreciation and amortization expenses)

Cost of sales represents the electricity cost for the charging revenues which is billed to Allego by utility companies. Cost of sales related to development contracts consists of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection. Cost of sales related to the operations and maintenance contracts mainly consists of the third-party service cost.

Gross profit and gross margin

Gross profit is revenue less cost of sales. Gross margin is gross profit (loss) as a percentage of revenue.

Other income

Other income consists of government grants, income from the sale of certificates (linked to CO2 emission offsets), the net gain or loss on the disposal of property, plant and equipment, sublease rental income, fair value gains/(losses) on derivatives (purchase options) and other items. Government grants are related to the development of the EV charging infrastructure networks in the EU and represent the reimbursement of incurred expenses. Certificates in the Netherlands (called “HBE”) are issued by a Dutch government agency and are part of a program to stimulate the use of energy efficient and clean transportation. Allego is periodically granted a certificate based on the number of kWh of green energy that has been sold to customers. A similar mechanism is in place in Germany. Allego sells such certificates to companies that are required to offset their use of non-green energy through a brokerage. Fair value gains/(losses) on derivatives (purchase options) relate to MOMA and Mega-E purchase options. Other items mainly relate to reimbursements from (energy) network operators with respect to the power grid connections used. At the end of the year, Allego is reimbursed based on the actual usage of grid connections.

Selling and distribution expenses

Selling and distribution expenses relate to Allego’s sales function and mainly comprise employee benefits, depreciation charges, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses.

General and administrative expenses

General and administrative expenses relate to Allego’s support functions and mainly comprise employee benefits, depreciation, amortization and impairment charges, IT costs, housing and facility costs, travelling costs, fees incurred from third parties and other general and administrative expenses.

Operating loss

Operating loss consists of Allego’s gross profit less other income, selling and distribution expenses and general and administrative expenses.

Finance costs

Finance costs primarily consist of interest expenses on senior debt facility and shareholder loans, including the interest on lease liabilities and provisions, exchange differences and fair value gains and losses on derivatives and warrants.

Loss before income tax

Loss before income tax consists of Allego’s operating loss plus finance costs.

Income tax

Income tax represents the expected tax payable or recoverable on the taxable profit or loss for the period, using tax rates enacted for the period.

Results of Operations

Results of operations for the six months ended June 30, 2022 compared to the six months ended June 30, 2021

The following table summarizes Allego’s historical results of operations for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		Period-over-Period Change For the six months ended June 30, 2022 to 2021
(in € million)	2022	2021	Change (€)	Change (%)
Revenue from contracts with customers	50.7	20.4	30.3	148.3
Cost of sales (excluding depreciation and amortization expenses)	(41.2)	(13.7)	27.5	200.7
Gross profit	9.5	6.7	2.8	41.2
Other income	9.0	2.6	6.4	252.2
Selling and distribution expenses	(1.7)	(1.1)	(0.6)	48.6
General and administrative expenses	(278.9)	(144.0)	(134.9)	93.6
Operating loss	(262.1)	(135.8)	(126.3)	93.0
Finance costs	15.2	(7.3)	22.5	(309.0)
Loss before income tax	(246.9)	(143.1)	(103.8)	72.5
Income tax	(0.2)	(0.6)	0.4	(73.0)
Loss for the period	(247.1)	(143.7)	(103.4)	71.9

The revenue from contracts with customers is further specified below:

	For the six months ended June 30,		Change	Change
(in € million)	2022	2021	€	%
Type of goods or service
Charging sessions	24.0	11.0	13.0	118.0
Service revenue from the sale of charging equipment	18.4	4.3	14.1	326.3
Service revenue from installation services	6.0	3.7	2.3	61.5
Service revenue from operation and maintenance of charging equipment	1.8	1.4	0.4	30.8
Service revenue from consulting services	0.5	—	0.5	n.a.
Total revenue from external customers	50.7	20.4	30.3	148.3

Revenue

Revenue was €50.7 million for the six months ended June 30, 2022 compared to €20.4 million for the six months ended June 30, 2021. Revenue increased by €30.3 million, or 148.3%.

Charging sessions revenue for the six months ended June 30, 2022 increased by €13.0 million, or 118.0%, to €24.0 million compared to €11.0 million for the six months ended June 30, 2021. The increase was due to a 31.8% increase in charging points as well as an increase in the utilization of the chargers. As of June 30, 2022, Allego operated charging stations predominantly in the Netherlands, Belgium, Germany and the United Kingdom. The charging stations installed pre-2022 have seen an increase in charging sessions which contributed to the charging revenue increase. The stations installed after June 30, 2021 led to a revenue increase of €2.4 million compared to the revenue for the six months ended June 30, 2021. Furthermore, the average revenue per session for the six months ended June 30, 2022 increased by 12.3% compared to the same period in 2021, which was caused by the increased average blended charging price and kWh consumption per session. The consumption increase is caused by a growing number of new cars with extended battery capacity being sold during the period.

Service revenue increased for all service related revenue streams. Service revenue from the sale of charging equipment for the six months ended June 30, 2022 increased by €14.1 million, or 326.3%, to €18.4 million compared to €4.3 million for the six months ended June 30, 2021. Service revenue from installation services increased by €2.3 million, or 61.5%, from €3.7 million for the year ended June 30, 2021 to €6.0 million for the year ended June 30, 2022. Service revenue from operation and maintenance of charging equipment increased by €0.4 million, or 30.8%, from €1.4 million for the year ended June 30, 2021 to €1.8 million for the year ended June 30, 2022. Lastly, service revenue from consulting services increased by €0.5 million, from €nil for the year ended June 30, 2021 to €0.5 million for the year ended June 30, 2022. The overall increase in service revenue was mainly driven by increased service revenue from our EV cars partnership with Carrefour. The consulting revenue increased as a result of the acquisition of MOMA.

Cost of sales (excluding depreciation and amortization expenses)

Cost of sales for the six months ended June 30, 2022 increased by €27.5 million, or 200.7%, to €41.2 million compared to €13.7 million for the six months ended June 30, 2021. The increase in cost of sales is predominantly due to the increase in revenue.

During 2022, Allego continued to expand its portfolio of chargers, which led to a decrease in the cost per session due to the fixed maintenance costs being divided over a larger number of chargers and a larger number of charging sessions. However, this positive impact was offset because the cost of sales increased at a faster pace than revenue. This is due to increased energy costs and the mix of projects for the first half of 2022 being different from the same period in 2021 when higher gross margin projects were completed.

Gross profit and gross margin

Gross profit for the six months ended June 30, 2022 increased by €2.8 million, or 41.2%, to €9.5 million compared to €6.7 million for the six months ended June 30, 2021. Despite the increase in gross profit, which is driven by the overall increase in revenue, the gross margin for the six months ended June 30, 2022 of 18.7% decreased compared to the gross margin recorded for the six months ended June 30, 2021 of 32.9%. This is due to the period over period increase in cost of sales, increased energy costs and fluctuations in the marginality of the projects as detailed above.

Other income

Other income for the six months ended June 30, 2022 increased by €6.4 million, or 252.2%, to €9.0 million compared to €2.6 million for the six months ended June 30, 2021. The increase in other income is mostly due to a €2.9 million increase in sale of certificates as well as an increase in fair value gains on derivative purchase options of €3.6 million.

Selling and distribution expenses

Selling and distribution expenses for the six months ended June 30, 2022 increased by €0.6 million, or 48.6%, to €1.7 million compared to €1.1 million for the six months ended June 30, 2021. The increase is primarily attributable to increased wages and salaries expense.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2022 increased by €134.9 million, or 93.6% to €278.9 million compared to €144.0 million for the six months ended June 30, 2021. The increase in general and administrative expenses is mostly due to €159.3 million share-based payment expenses related to the Business Combination Agreement.

Operating Loss

Operating loss for the six months ended June 30, 2022 increased by €126.3 million, or 93.0% to €262.1 million compared to €135.8 million for the six months ended June 30, 2021. The increase in operating loss is mostly due to higher general and administrative expenses as detailed above.

Finance costs

Finance costs for the six months ended June 30, 2022 decreased by €22.5 million, or 309.0%, to a gain of €15.2 million compared to a loss of €7.3 million for the six months ended June 30, 2021. The decrease in finance costs is mostly due to a fair value gain on private placements warrants and public warrants of €7.1 million and €14.5 million, respectively.

Loss before income tax

Loss before income tax for the six months ended June 30, 2022 increased by €103.8 million, or 72.5% to €246.9 million compared to €143.1 million for the six months ended June 30, 2021. Although revenue increased for the six months ended June 30, 2022, this is offset by increased cost of sales and general and administrative expenses as explained above, resulting in an increased loss before income tax.

Income tax

For the six months ended June 30, 2022 Allego realized profits on its operations in Denmark, France, Germany, Sweden, Italy, Spain, Norway and Portugal, which are taxable under the respective local tax laws. Therefore, Allego has recorded an income tax expense of €0.2 million with respect to its profits in abovementioned countries. The decrease in income tax expense of €0.4 million or 73.0% when compared to the six months ended June 30, 2021 income tax of €0.6 million is due to the effect of the intercompany transfer pricing model within the Group, under which the operational activities in the local jurisdictions are remunerated on either a fixed Cost-Plus or Return-on-Sales basis.

Loss for the period

Loss for the six months ended June 30, 2022 increased by €103.4 million, or 71.9% to €247.1 million compared to €143.7 million for the six months ended June 30, 2021 due to all factors described above.

Going Concern, Liquidity and Capital Resources

The Group’s scale of operations

The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. Start-up losses are inherently associated with the business as charging points need to become known to users. As a result, the Group incurred losses during the first years of its operations and expects to continue to incur losses in the next twelve to eighteen months. Therefore, the Group relies heavily on financing from its existing shareholder and banks to finance its operations and scale-up the business. Further envisioned growth, in line with the Group’s strategy, will require additional significant investments.

Financial position of the Group

As of June 30, 2022, the losses incurred during the first years of its operations were offset by equity contributions from 2022 and resulted in a positive equity of €97.6 million (December 31, 2021: negative €76.6 million) and cash and cash equivalents of €29.8 million (December 31, 2021: €24.7 million). The Group’s operations have been funded by borrowings from the Company’s shareholders and banks, as well as the proceeds from the Business Combination. In the interim condensed consolidated statement of financial position as of June 30, 2022, the carrying value of the borrowings amounts to €114.6 million (December 31, 2021: €213.1 million).

Impact of COVID-19

The results for the six months ended June 30, 2022 have been not been impacted by COVID-19 to the same extent as previous periods. As COVID-19 lockdown measures eased, traffic by EV-drivers and consumed energy levels increased. The impact on the Group’s charging revenues correlate with these trends. Charging revenue recovered throughout the first half-year of 2022 compared to the 2021 level. During the six months ended June 30, 2022 and 2021, the Group did not receive COVID-19 related government support or any COVID-19 related rent concessions.

Financing

On May 27, 2019, the Group entered into a senior debt bank facility (the “facility”), totaling €120 million, with Société Générale and KommunalKredit (the “lenders”). During the year ended December 31, 2021, the Group completed three drawdowns on the facility for a total amount of €44.3 million. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The facility, which will expire in May 2026, includes loan covenants based on increasing performance criteria related to EBITDA, revenue and interest expenses determined in accordance with Dutch GAAP. As the Group recently transitioned to IFRS, the loan covenants may be revisited with the lenders as per the facility agreement.

For all reporting periods presented, the Group met its covenants that were determined in accordance with Dutch GAAP and as disclosed in Note 14 of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022. The Group has analyzed the covenants based on its forecasted period of 12 months after June 30, 2022 and expects to continue to meet the increasing performance criteria outlined in the prevailing loan covenants. The Group notes that there is uncertainty with achieving its forecast and therefore compliance with the covenants in the future as there is limited headroom. In case of a breach and the borrowings become on-demand the Group expects to have access to mitigating actions by negotiating waivers based on discussions with the banks and historical results of obtaining waivers and the good relationships with the banks. In addition, on July 28, 2022, the Group has expanded its existing €120.0 million senior debt facility by an additional €50.0 million through and accordion feature with Société Générale and KommunalKredit Austria (KA). Additionally, the Group has received a waiver such that the Group is no longer required to pledge an amount of bank balances. In the original agreement, these bank balances were required to be pledged to secure the payment of interest and commitment fees. Consequently, these bank balances are at the free disposal of the Group. As at June 30, 2022, the amount of pledged bank balances amounted to €13 million. Under the original terms the senior debt facility expires in May 2026. However, the Group is seeking a new expanded financing package.

In addition, the Company’s previous sole shareholder had issued loans to the Group. The principal and accrued interest of the shareholder loans were converted to equity as part of the completion of the Business Combination on March 16, 2022. A new shareholder loan was recognized in 2022 as a result of the consolidation of Mega-E following the related purchase option becoming substantive as a result of the Business Combination.

The Group completed the Business Combination on March 16, 2022. The completion of the merger yielded in proceeds of €146.0 million. These proceeds were received in exchange of Allego shares that were issued with respect to the common stock Private Investment in Public Entity (“PIPE”) offering and cash held in trust by Spartan after redemptions. The Group continues to seek for additional funding solutions to accelerate future growth and expansion.

Refer to Note 14 of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022 for information on the terms and conditions of the senior debt bank facility and the shareholder loans and for information on loan covenants related to the senior debt bank facility.

Liquidity forecasts

Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. The liquidity forecast incorporates current cash levels, revenue projections and a detailed capital expenditures and operating expenses budget. Cash flows are monitored closely, and the Group invests in new stations, chargers and grid connections only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues. The liquidity forecasts incorporate any (new) potential impact from the COVID-19 outbreak and are regularly updated, given the rapidly evolving nature and uncertain broader consequences of the pandemic.

The Group requires additional financing for additional development activities and operations. Management planned to finance these investments and costs with the drawdowns on its senior debt facility that were completed during the second half-year of 2021, and with the proceeds from the U.S. public listing through a merger between the Company and Spartan that was completed in the first quarter of 2022.

As a result of the Business Combination, the Group received €146.0 million ($161.0 million3 of gross proceeds4). Refer to Note 4 of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022 for more details on the Business Combination. As of June 30, 2022, the Group had cash and cash equivalents of €29.8 million.

The completion of the merger yielded in proceeds of €146.0 million. Since the completion of the Business Combination, the Group has funded further development activities and its operations. On June 7, 2022, the Group entered into a Share Purchase Agreement to acquire 100% of the share capital of MOMA, an unlisted software company. On June 7, 2022, the Group paid 50% of the purchase price of €60 million. On July 29, 2022, the Group has settled the second installment of €30 million, representing the remaining 50% of the total purchase price consideration payable for the acquisition in accordance with the terms of the Share Purchase Agreement. On July 27, 2022, the Group entered into a Sale and Purchase Agreement to acquire 51% of the share capital of Mega-E for a purchase consideration for the shares of €4.8 million and €11.9 million for the shareholder loan receivable between Meridiam and Mega-E. On July 29, 2022, the Group has settled the above-mentioned obligations. The Group signed a letter of intent to acquire the remaining 49% which is expected to be acquired before December 31, 2022. These acquisitions were financed by the proceeds from the SPAC transaction, the extension of the existing senior debt facility and a release of a commitment to maintain a cash amount.

[3]	Translated at the EUR/USD exchange rate as at March 16, 2022.
[4]	Gross proceeds: not inclusive of transaction expenses.

Additionally, we will receive the proceeds from any exercise of any Warrants in cash. Each Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per share. The aggregate amount of proceeds could be up to $158,699,402 if all Warrants are exercised for cash. We expect to use any such proceeds for general corporate purposes, which would increase our liquidity, but do not need such proceeds to fund our operations. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. As of September 29, 2022, the closing price of our Ordinary Shares was $4.52.

The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. Securing additional funding — by raising additional equity or debt financing — is important for the Group’s ability to continue as a going concern. However, there is no assurance that the Group will be able to raise additional equity or debt financing on acceptable terms, or at all.

The Group expects to be able to meet its financing requirements in the short-term using the additional financing received on its existing senior debt bank facility that were completed during the second half-year of 2022 and its cash flows from operations in line with its liquidity forecasts. In the long-term, the Group expects to be able to secure its financing requirements through additional external bank financing and a potential new capital raise. Therefore, the interim condensed consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.

Cash flows

The cash flows for the six months ended June 30, 2022 are presented below and compared with the cash flows for the six months ended June 30, 2021:

	Six months ended June 30,
(in € million)	2022	2021
Cash flows used in operating activities	(95.4)	(16.1)
Cash flows used in investing activities	(41.8)	(8.9)
Cash flows provided by (used in) financing activities	142.4	22.8
Net increase (decrease) in cash and cash equivalents	5.1	(2.2)

Cash flows used in operating activities

Cash used in operating activities for the six months ended June 30, 2022 was €95.4 million compared to cash used in operating activities of €16.1 million during the six months ended June 30, 2021.

During the six months ended June 30, 2022, the cash used in operating activities primarily consisted of a net loss before income tax of €246.9 million, reduced by non-operating elements of €232.7 million, an increase in net operating assets of €77.4 million, interest paid of €3.5 million and income taxes paid of €0.3 million. The most important non-operating elements relate to finance costs, fair value gains on public and private warrants, fair value gain on derivatives, share-based payment expenses and depreciation and amortization costs of €6.1 million, €21.7 million, €3.9 million, €241.3 million and €10.8 million, respectively. The increase in net operating assets was due to an increase of €24.4 million in trade and other receivables, contract assets, prepayments and other assets, an increase of €8.0 million in inventory, an increase of €1.0 million in other financial assets, a decrease in trade and other payables and contract liabilities of €43.9 million and a decrease in provisions of €0.1 million.

During the six months ended June 30, 2021, the cash used in operating activities primarily consisted of a net loss of €143.1 million, reduced by non-operating elements of € 134.5 million, an increase in net operating assets of €4.6 million, interest paid of €2.7 million and income taxes paid of €0.2 million. The primary non-operating elements relate to finance costs, share-based payment expenses and depreciation and amortization costs of €6.9 million, €121.9 million and €5.7 million respectively. The increase in net operating assets was mainly due to an increase of €23.1 million in trade and other receivables, contract assets, prepayments and other assets, an increase in other financial assets of €2.0 million and a decrease in provisions of €0.3 million. This is partially offset by an increase in trade and other payables and contract liabilities of €21.1 million.

Cash flows used in investing activities

Cash used in investing activities for the six months ended June 30, 2022 was €41.8 million compared to cash used in investing activities of €8.9 million during the six months ended June 30, 2021. The period-over-period increase was primarily due to cash outflows related to the acquisition of MOMA of €28.7 million and due to an increase in the purchases of intangible assets of €1.3 million. This was partially offset by a decrease in the purchases of property, plant and equipment of €2.9 million, a net cash inflow of €0.9 million related to the acquisition of Mega-E and a decrease in payments of derivative premiums of €1.5 million.

Cash flows provided by financing activities

Cash from financing activities for the six months ended June 30, 2022 was €142.4 million compared to cash from financing activities of €22.8 million during the six months ended June 30, 2021. The period-over-period increase was primarily due to an increase in proceeds from issuing equity instruments of €146.1 million. This was partially offset by an increase in the payment of principal portion of lease liabilities of €1.9 million.

Contractual Obligations and Commitments

Significant expenditures for charging stations and charging infrastructure contracted for, but not recognized as liabilities, as at June 30, 2022 amounted to €2.6 million (December 31, 2021: €2.3 million). Allego uses these assets either as its own charging stations (property, plant and equipment) or as charging equipment to fulfil its obligations under development contracts entered into with its customers (inventory). Allego is not a party to any other off-balance sheet arrangements.

Non-IFRS Financial Measures

This report includes the following non-IFRS financial measures: “EBITDA”, “Operational EBITDA” and “free cash flow”. Allego believes EBITDA, Operational EBITDA and free cash flow are useful to investors in evaluating Allego’s financial performance. In addition, Allego uses these measures internally to establish forecasts, budgets, and operational goals to manage and monitor its business. Allego believes that these non-IFRS financial measures help to depict a more realistic representation of the performance of the underlying business, enabling Allego to evaluate and plan more effectively for the future. Allego believes that investors should have access to the same set of tools that its management uses in analyzing operating results.

Allego defines EBITDA as net income (loss) before interest expense, taxes, depreciation and amortization. Allego defines Operational EBITDA as EBITDA further adjusted for reorganization and severance costs, certain business optimization costs, lease buyouts, bonus payments to consultants, transaction costs, share-based payment expenses and fair value gains/(losses) on derivatives (purchase options). Allego defines free cash flow as net cash flow from operating activities less capital expenditures and adjusted for proceeds from investment grants.

EBITDA, Operational EBITDA and free cash flow are not prepared in accordance with IFRS and may be different from non-IFRS financial measures used by other companies. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing Allego’s financial performance. These metrics should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with IFRS. The following unaudited table presents the reconciliation of loss for the period, the most directly comparable IFRS measure to EBITDA and Operational EBITDA and the reconciliation of Net cash flows from/(used in) operating activities, the most directly comparable IFRS measure to free cash flow for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
(in € million)	2022	2021
Loss for the period	(247.1)	(143.7)
Income tax	0.2	0.6
Finance costs	(15.2)	7.3
Amortization and impairment of intangible assets	1.7	1.3
Depreciation and impairment of right-of-use assets	3.0	1.0
Depreciation and impairment of property, plant and equipment	6.2	3.5
EBITDA	(251.2)	(130.0)
Fair value (gains)/losses on derivatives (purchase options)	(3.9)	(0.2)
Share-based payment expenses (share-based payment arrangements)	82.0	121.9
Share-based payment expenses (related to the Business Combination)	159.3	—
Transaction costs	7.2	4.6
Bonus payments to consultants	—	—
Lease buyouts	—	—
Business Optimization Costs	—	—
Reorganization and Severance	0.0	—
Operational EBITDA	(6.6)	(3.7)
Net cash flows from/(used in) operating activities	(95.4)	(16.1)
Capital expenditures	(14.2)	(9.7)
Proceeds from investment grants	0.2	2.3
Free cash flow	(109.4)	(23.5)

Critical Accounting Policies and Estimates

The discussion and analysis of Allego’s financial condition and results of operations is based upon financial statements which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain of Allego’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, Allego evaluates its estimates including those related to charging station depreciable lives, impairment of financial assets, share-based compensation and the recognition of deferred tax assets. These judgments are based on Allego’s historical experience, terms of its existing contracts, evaluation of trends in the industry, information provided by its clients and information available from outside sources, as appropriate. Allego’s actual results may differ from those estimates. See Note 2 to the audited consolidated financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F for additional description of the significant accounting policies that have been followed in preparing Allego’s financial statements. The accounting policies described below are those Allego considers to be the most critical to an understanding of its financial condition and results of operations and that require the most complex and subjective management judgment.

Revenue Recognition

Allego recognizes revenue from the following activities:

•	Revenue from charging sessions;

•	Revenue from the sale of charging equipment to customers;

•	Revenue from installation services;

•	Revenue from the operation and maintenance of charging equipment owned by customers;

•	Revenue from consulting services

Charging sessions: Charging revenue, which includes electricity price and a service fee, is recognized at a point in time, at the moment of charging, when the control of electricity is transferred to the customer. Allego is acting as a principal in charging transactions as it has primary responsibility for these services and discretion in establishing the price of electricity. Allego is considered an agent in charging transactions for charging equipment owned by third-parties as Allego does not have control over electricity.

Sale of charging equipment: Allego has determined that the sale and installation of the equipment constitutes two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight forward, and these installation services can be provided by other suppliers as well. These separate performance obligations are both sold on a stand-alone basis and are distinct within the context of the contract. When the contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where such stand-alone selling prices are not directly observable, these are estimated based on expected cost-plus margin. Revenue from the sale of charging equipment is recognized at a point in time when control of the charging equipment is transferred to the customer. Depending on the terms and conditions of the contract, this can be:

•	the moment when the customer has the legal title and the physical possession of the charging equipment once the delivery on premise takes place; or

•

the moment when the customer has not taken physical possession of the charging equipment and the delivery on premise has not taken place, but the customer has requested Allego to hold onto the charging equipment, and has the ability to direct the use of, and obtain substantially all of the remaining benefits from the charging equipment

Installation services: Revenue from installation of charging equipment is recognized over time. Allego uses an input method in measuring progress of the installation services because there is a direct relationship between Allego’s effort and the transfer of service to the customer. The input method is based on the proportion of contract costs incurred for work performed to date in proportion to the total estimated costs for the services to be provided.

Operation and maintenance of charging equipment: Service revenue from operation and maintenance services of charging equipment owned by customers is recognized over time. Services include the deployment of Allego’s cloud based platform to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Customers are invoiced monthly, and consideration is payable when invoiced. Allego recognizes revenue only when the performance obligation is satisfied, therefore any upfront billing and payments are accounted for as an advance payment.

Consulting services: The Group recognizes revenue from providing consulting services. Revenue from providing consulting services is recognized in the accounting period in which the services are rendered. Revenue is recognized over time using the input variable method as a measure of progress. In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by the Group exceed the payments, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

Valuation of share-based payment awards

A share-based payment arrangement is provided to an external consulting firm via a Special Fees Agreement. Information relating to this agreement between Madeleine and the consulting firm is set out in the audited consolidated financial statements. The fair value of the share-based payment arrangement granted under the Special Fees Agreement is recognized as an expense, with a corresponding decrease in retained earnings. The total amount to be expensed is determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.

For the special fee’s arrangement, the expense is recognized over the service period. Allego may revise its estimate of the length of the service period, if necessary, if subsequent information indicates that the length of the service period differs from previous estimates. This may result in the reversal of expenses if the estimated service period is extended.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Special Fees Agreement at the grant date, Allego uses a valuation model which takes into account how the fees payable in cash and equity instruments will depend on the equity value of Allego at the time of a future liquidity event as defined in the Special Fees Agreement. The assumptions and model used for estimating the fair value for share-based payment transactions under the Special Fees Agreement are disclosed in the audited consolidated financial statements.

Impairment of non-financial assets

At each reporting date, Allego assesses an asset or a group of assets for impairment whenever there is an indication that the carrying amounts of the asset or group of assets may not be recoverable. In such event Allego compares the assets or group of assets carrying value with its recoverable amount, which is the higher of the value in use and the fair value less costs of disposal. Allego uses a discounted cashflow (“DCF”) model to determine the value-in-use. The cash flow projections contain assumptions and estimates of future expectations. This value in use is determined using cash flow projections from financial budgets approved by senior management covering a five-year period, cash flows beyond the five-year period are extrapolated using a growth rate and the future cash flows are discounted. The value in use amount is sensitive to the discount rate used in the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Recognition of deferred tax assets

Deferred tax assets are carried on the basis of the tax consequences of the realization or settlement of assets, provisions, liabilities or accruals and deferred income as planned by Allego at the reporting date. A deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available for set-off. In this assessment, Allego includes the availability of deferred tax liabilities set-off, the possibility of planning of fiscal results and the level of future taxable profits in combination with the time and/or period in which the deferred tax assets are realized.

Valuation of purchase options

During the year ended December 31, 2021, Allego entered into two purchase option agreements to acquire an unlisted software company and into a purchase option agreement to acquire Mega-E. The fair value of the purchase options recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active stock markets. Their fair value is therefore measured using an option pricing model, i.e. Black-Scholes pricing model. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing the fair value. Judgements include considerations of inputs such as the market value of the underlying assets (i.e., spot price per share) and volatility. Changes in assumptions relating to these factors could affect the reported fair value of the purchase options.

Recent Accounting Pronouncements

See Note 2 of Allego’s consolidated financial statements included in the Annual Report on Form 20-F for more information regarding recently issued accounting pronouncements.

Internal Control Over Financial Reporting

In connection with the preparation and audit of Allego’s consolidated financial statements as of and for the years ended December 31, 2021 and December 31, 2020 and as of and for the six months ended June 30, 2022 and 2021, material weaknesses were identified in its internal control over financial reporting. See Item 15. “Controls and Procedures” in the Company’s Annual Report on Form 20-F and “Risk Factors” in the Registration Statement.